4imprint
Group plc

04 MAR 16 AM 7:21

4 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

04010610

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
04.03.04	LSE Notification re: 4imrint Quest Trustees Limited

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Yours faithfully

p.p. T. D. Hallam

Craig Slater
Finance Director

dlw 3/16

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ Registered Number: 00177991

AVS Number: 703480

04 MAR 16 AM 7:21

4IMPRINT GROUP PLC – DIRECTORS' INTERESTS IN SHARES

4imprint QUEST Trustees Limited, a wholly-owned subsidiary of 4imprint Group plc ("the Company"), as trustee of the 4imprint QUEST ("the QUEST") has acquired by subscription, ordinary shares in the capital of the Company which are intended to be used to satisfy options exercised in due course under the 4imprint 2001 US Sharesave Scheme. As potential beneficiaries under the Quest, each executive director of the Company is treated as being interested in all shares acquired by the QUEST. At today's date, the QUEST transferred 2,894 shares to employees on exercise of US Sharesave options leaving no further shares held by 4imprint QUEST Trustees Limited.

The officers of the Company who may be considered to be potential beneficiaries of the shares detailed in this notification are:

R.C.A. Slater
D.J.E. Seekings

In addition to the above shares, 28,706 new ordinary shares have been issued in relation to the 4imprint 2001 US Sharesave Scheme utilising the Company's block listing arrangement with the UK Listing Authority.

Name of contact and telephone number for queries:

Craig Slater: Tel. No. 0161 786 0388

Name and signature of authorised company official responsible for making this notification:

D.J.E.Seekings
Company Secretary

Date of notification: 4th March 2004